EXHIBIT 99.1

Innate Pharma Shares Updated Results From The Sanofi Developed
Blood Cancer Phase 1/2 SAR443579/IPH6101 Trial

Marseille, France, June 17, 2024, 7:00 AM CEST

•SAR443579/IPH6101, ANKET® platform lead asset, is a first-in-class NKp46/CD16-based NK cell engager targeting CD123 from a joint research collaboration between Innate Pharma and Sanofi, under development by Sanofi in R/R AML, B-ALL and HR-MDS

•SAR443579/IPH6101 continues to show clinical benefit and durable responses along with a favorable safety profile in patients with R/R AML, with 5 complete remissions (4 CR / 1 CRi) achieved at 1 mg/kg, with durable CR (>10 months) observed in 3 patients

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) announced today that updated efficacy and safety results from the dose-escalation part of the Phase 1/2 study with SAR443579/IPH6101 (SAR'579), an investigational CD123 targeting NKp46/CD16-based Natural Killer Cell Engager (NKCE), from a joint research collaboration between Innate Pharma and Sanofi and ANKET® platform lead asset, were shared in an oral presentation at the European Hematology Association 2024 Congress in Madrid, Spain on Sunday, June 16 at 11:45 CEST.

The study, led by Sanofi, tests SAR’579 as a monotherapy for the treatment of blood cancers with high unmet needs, including relapsed or refractory acute myeloid leukemia (R/R AML), B cell acute lymphoblastic leukemia (B-ALL) and high-risk myelodysplasia (HR-MDS). SAR’579 has FDA Fast Track Designation for the treatment of acute myeloid leukemia.

“We are pleased to see that SAR’579 continues to show promising and durable clinical efficacy along with a favorable safety profile. The ongoing Phase 1/2 study has recently progressed to the Phase 2 stage, marking a significant milestone in its development. We look forward to the continued progress of this multi-specific NK Cell Engager which holds great potential to benefit patients suffering from various blood cancers,” says Dr Sonia Quaratino, Chief Medical Officer of Innate Pharma.
Fifty-nine patients (58 R/R AML and 1 HR-MDS) across 11 dose levels (0.01 – 6mg/kg) were treated. Patients had received a median of 2 (1 – 10) prior lines of treatment. A maximum response rate was observed at a final target dose of 1 mg/kg every week with 5 AML patients achieving a CR (4 CR/1 CRi)1. The median treatment duration was 7.9 weeks, with durable CR (>10 months) observed in 3 patients with 2 remaining on maintenance therapy as of the data cutoff. SAR’579 was well tolerated up to doses of 6 mg/kg every week. These data will form the basis for selection of recommended doses for development in the Phase 2 portion of the trial.

“We are excited about the emerging results from our development of SAR’579. Ongoing studies are focused on further demonstrating the potential of the NK cell engager in patients with leukemia. We look forward to sharing data from these trials at future scientific meetings,” says Peter Adamson, Global Development Head, Oncology, Sanofi.

About ANKET®

ANKET® (Antibody-based NK cell Engager Therapeutics) is Innate's proprietary platform for developing next-generation, multi-specific natural killer (NK) cell engagers to treat certain types of cancer. This versatile, fit-for-purpose technology is creating an entirely new class of molecules to induce synthetic immunity against cancer.
About the Innate-Sanofi research collaboration and licensing agreements

The Company has a research collaboration and license agreement with Sanofi to apply Innate’s proprietary technology to the development of innovative multi-specific antibody formats engaging NK cells through the activating receptors NKp46 and CD16 to kill tumor cells.

Under the terms of the 2016 research collaboration and license agreement, Sanofi is responsible for the development, manufacturing and commercialization of products resulting from the research collaboration, which includes SAR443579/IPH6101 (Trifunctional anti-CD123 NKp46xCD16 NK cell engager) and SAR445514/IPH6401 (Trifunctional anti-BCMA
1 CR: complete remission; CRi: CR with incomplete hematological recovery

NKp46xCD16 NK cell engager). As part of the 2016 agreement, Innate Pharma is eligible to up to €400m in development and commercial milestone payments as well as royalties on net sales.

As part of the license agreement entered in December 2022, Sanofi licensed IPH62 and IPH67 and has the option for one additional target. Under the terms of the 2022 agreement, Innate Pharma is eligible to up to €1.35bn in development and commercial milestone payments as well as royalties on net sales.

About Innate Pharma

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through therapeutic antibodies and its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform.

Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non-small cell lung cancer, as well as ANKET® multi-specific NK cell engagers to address multiple tumor types.

Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.
Learn more about Innate Pharma at www.innate-pharma.com and follow us on X and LinkedIn.

Information about Innate Pharma shares

ISIN code FR0010331421
Ticker code Euronext: IPH Nasdaq: IPHA
LEI 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

Contacts
For additional information, please contact:

Investors

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Henry Wheeler

Tel.: +33 (0)4 84 90 32 88
Henry.wheeler@innate-pharma.fr

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Arthur Rouillé
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innate@newcap.eu